Via EDGAR

January 3, 2014

Mr. Lyn Shenk

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

cc:	Mr. Stephen Kim

Re:	The Wendy’s Company
Form 10-K for the Fiscal Year Ended December 30, 2012
Filed February 28, 2013
File No. 001-02207

Dear Mr. Shenk:

We are responding in electronic form to your letter dated December 18, 2013 (the “Letter”) regarding The Wendy’s Company (“TWC” and, collectively with its subsidiaries, the “Company”) Annual Report on Form 10-K for the fiscal year ended December 30, 2012 (the “TWC 2012 10-K”).

Certain capitalized terms set forth in this letter and otherwise not defined herein are used as defined in the TWC 2012 10-K (including the documents incorporated by reference therein). All dollar amounts referred to herein are in thousands.

Your comment and the response of the Company are as follows:

Form 10-K for the Fiscal Year Ended December 30, 2012

Note 1: Summary of Significant Accounting Policies, page 64

1. Please tell us in greater detail the facts and circumstances regarding the corrections to prior year’s income taxes and depreciation of properties. In your response, tell us how you complied with ASC 250-10-45-22 and SAB Topics 1M and 1N, and provide us with your materiality assessment. Please be detailed in your response.

Company Response

The Company’s consolidated statement of operations and consolidated balance sheet for the year ended and as of December 30, 2012 includes adjustments which reflect corrections to prior years’ income taxes and depreciation of properties (the “Corrections”). Corrections to prior years’ tax matters recorded in our 2012 fiscal year had the effect of increasing our benefit from income taxes and decreasing our deferred income tax liability by $7,620 and $580 for income from continuing operations and discontinued operations, respectively. Corrections to prior years’ depreciation of properties had the effect of increasing our 2012 fiscal year “Depreciation and amortization” and decreasing “Properties” by $4,000.

The discussion below highlights key elements included in the contemporaneous documentation of our materiality assessment supporting our conclusion that the errors were not material to the consolidated financial statements previously filed with the Commission for 2012 or the prior years’ to which the corrections apply.

Description of Corrections to Prior Years’ Income Taxes and Depreciation of Properties

Correction to Prior Years’ Income Taxes

As a result of the transition of the Company’s corporate offices from Atlanta, Georgia to Dublin, Ohio during 2012 as further described in TWC 2012 10-K, there were newly hired tax professionals in its Tax Department. As part of the larger effort of these new tax professionals (the “Dublin Tax Team”) to assume effective leadership of the Company’s tax matters and in order to allow themselves to develop an understanding and comfort with respect to its accounting for income taxes, they reviewed the processes, judgments and assumptions that were utilized by the Company’s tax professionals in Atlanta (the “Atlanta Tax Team”). As part of this review, it was determined that there were errors that would be corrected in the 2012 financial statements.

State Bonus Depreciation

In connection with accounting for income taxes under ASC 740, the Atlanta Tax Team identified that there was an effect on the Company’s deferred tax liability for the impact of certain states not following the federal tax deduction for bonus depreciation. The Atlanta Tax Team had estimated the impact of this difference as immaterial and followed the practice of increasing the state tax provision for the effect of the state tax basis differences without booking an offsetting deferred tax asset and related decrease to the state tax provision. The review by the Dublin Tax Team determined that, as a result of these certain states not following the federal tax deduction for bonus depreciation, the Company’s cumulative deferred tax liability was overstated by $3,300. As a result, the adjustment to the deferred tax liability and offsetting reduction in deferred tax expense was recorded in the fourth quarter of 2012.

2011 Income Tax Provision – Hiring Incentives to Restore Employment (HIRE) Credit Omission

During the preparation of the 2011 federal income tax return, the Company included the Hiring Incentives to Restore Employment (HIRE) credit. As part of the reconciliation of the 2011 U.S. Federal income tax return to the 2011 income tax provision, the Dublin Tax Team determined that the HIRE credit had been omitted from the fiscal year 2011 year-end provision by the Atlanta Tax Team. A tax benefit of approximately $2,800 ($580 of which related to Arby’s Restaurant Group, Inc. which was sold by Wendy’s Restaurants, LLC (f/k/a Wendy’s/Arby’s Restaurants, LLC) in July, 2011 and has been included in TWC’s discontinued operations) was recorded in third quarter of 2012 in order to correct for this error.

2008-2011 Canada Income Tax Provision – Corrections Discovered in Deferred Tax Process

During a review of the accounting for income taxes under ASC 740 – Income Taxes (“the ASC 740 Review”) for the 2012 fiscal year, the Company determined that there were discrepancies between the required and actual deferred tax balances at the end of 2011. While the Company believed the differences originated in the purchase accounting for the merger of Wendy’s International, Inc. (“Wendy’s”) and TWC (f/k/a Triarc Companies, Inc.) on September 29, 2008, it was unable to definitively conclude that they related to purchase accounting and/or to what prior period the errors were attributable. As a result, an adjustment was recorded in the fourth quarter of 2012 through the income statement as a credit to deferred tax expense and a decrease in Wendy’s deferred tax liabilities of $2,100.

In order to further illustrate the impact of the errors noted above on the historical financial statements, we present the following table:

Summary of errors if corrected (all credits)

	2011	2010	2009	Prior Periods	Cumulative Error Actually Corrected in 2012
Continuing operations - benefit from income taxes:
State Bonus Depreciation	$1,094	$729	$1,477	na	$3,300
HIRE Credit	2,220	—	—	na	2,220
Canada Income Tax Provision	—	—	—	$2,100	2,100

Effect on benefit from income taxes included in continuing operations	$3,314	$729	$1,477	$2,100	$7,620

Discontinued Operations - benefit from income taxes:
HIRE Credit	$580	$—	$—	$—	$580

Effect on benefit from income taxes included in discontinued operations	$580	$—	$—	$—	$580

Correction to Prior Years’ Depreciation of Properties

During 2012, the Company identified two accounting issues in its depreciable assets, relating to (1) the depreciation of certain assets, and (2) the accelerated depreciation for Image Activate locations.

Depreciation of Fixed Assets

Properties, primarily construction related assets which had been placed in service in 2010 and 2011, had not been depreciated until 2012 as a result of an incorrect validation of the in-service date of the assets in TWC’s Oracle eBusiness Suite. Depreciation of $1,900 which should have been recorded in 2010 and 2011 was recorded in the third quarter of 2012.

Accelerated Depreciation of Assets

During the preliminary stages of our Image Activation program in 2011, Wendy’s remodeled 10 restaurants. As part of our depreciation estimate for 2011 for the Image Activation remodels, Wendy’s recorded accelerated depreciation for certain properties which were anticipated to be disposed of in connection the remodel process. In connection with a review of properties added as part of the Image Activation remodel process, it was determined that Wendy’s did not record accelerated depreciation on certain properties which were disposed of in 2011 at the remodeled restaurants. Accelerated depreciation of $2,100 which should have been recorded for this item was recorded in the fourth quarter of 2012.

In order to further illustrate the impact of the errors noted above on the historical financial statements, we present the following table:

Summary of errors if corrected (all debits)

	2011	2010	Cumulative Error Actually Corrected in 2012
Depreciation expense:
Legacy assets	$1,366	$534	$1,900
Accelerated depreciation	2,100	—	2,100

Effect on depreciation expense	$3,466	$534	$4,000

Evaluation of the Corrections of Errors

In performing the quantitative and qualitative evaluation of the corrections of the errors described above, management relied on the following authoritative guidance:

•	ASC 250-10-S99-1, Securities and Exchange Commission SAB Topic 1M, formerly Staff Accounting Bulletin 99, “Materiality”

•

ASC 250-10-S99-2, Securities and Exchange Commission SAB Topic 1N, formerly Staff Accounting Bulletin 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”

•

ASC 250-10-05, formerly Financial Accounting Standards Statement Number 154, “Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FAS Statement No. 3” (specifically, the application of ASC 250-10-45-22 “Materiality Determination for Correction of an Error”)

The following is a review of the quantitative factors and qualitative factors which the Company considered in its review of whether the prior year misstatements which were included in the fiscal year 2012 financial statements required adjustment to prior year(s) financial statements.

Quantitative assessment

Our quantitative review considered the impact of the errors on depreciation and amortization, operating profit, income (loss) from continuing operations before income taxes, (provision for) benefit from income taxes, income from continuing operations, net loss from discontinued operations and net income (loss), in each case on a consolidated basis, and earnings (loss) per share from continuing operations and net income for the relevant periods, as shown in the following tables. The tables include the effect of the errors on a rollover basis for 2009 through 2012. Our evaluation of the prior years on the rollover basis rather than on both the rollover and iron curtain methods is based on an interpretation of SAB Topic 1N as described in a December 2008 speech by Mark Mahar, an Associate Chief Accountant in the SEC’s Office of the Chief Accountant.

2009 Impact - Rollover

	Year Ended January 3, 2010
		Adjustments
	As Reported	Income Tax	If Corrected	% Change
Loss from continuing operations before income taxes	$(16,262)		$(16,262)	0%
Benefit from income taxes	21,640	$1,477	23,117	6%

Income from continuing operations	5,378	1,477	6,855	22%

Discontinued operations:
Loss from discontinued operations, net	(316)	—	(316)	0%
Loss on disposal of discontinued operations, net	—	—	—	—

Net loss from discontinued operations	(316)	—	(316)	0%

Net income	$5,062	$1,477	$6,539	23%

Earnings per share - continuing operations	$0.01		$0.01

Earnings per share - net income	$0.01		$0.01

2010 Impact - Rollover

	Year Ended January 2, 2011
	As Reported	Adjustments		If Corrected	% Change
		Depreciation	Income Tax
Depreciation and amortization	$126,846	$534		$127,380	0%
Operating profit	150,445	(534)		149,911	0%
Income (loss) from continuing operations before income taxes	13,556	(534)		13,022	-4%
Benefit from income taxes	4,555	203	$729	5,487	17%

Income from continuing operations	18,111	(331)	729	18,509	2%

Discontinued operations:
Loss from discontinued operations, net	(22,436)	—	—	(22,436)	0%
Loss on disposal of discontinued operations, net	—	—	—	—	—

Net loss from discontinued operations	(22,436)	—	—	(22,436)	0%

Net (loss) income	$(4,325)	$(331)	$729	$(3,927)	-10%

Earnings per share - continuing operations	$0.04			$0.04	0%

Loss per share - net income	$(0.01)			$(0.01)	0%

2011 Impact - Rollover
	Year Ended January 1, 2012
	As Reported	Adjustments		If Corrected	% Change
		Depreciation	Income Tax
Depreciation and amortization	$122,992	$3,466		$126,458	3%
Operating profit	137,121	(3,466)		133,655	-3%
Income (loss) from continuing operations before income taxes	24,440	(3,466)		20,974	-17%
(Provision for) benefit from income taxes	(6,528)	1,317	$3,314	(1,897)	-244%

Income (loss) from continuing operations	17,912	(2,149)	3,314	19,077	6%

Discontinued operations:
Income from discontinued operations, net	762	—	—	762	0%
(Loss) income on disposal of discontinued operations, net	(8,799)	—	580	(8,219)	-7%

Net (loss) income from discontinued operations	(8,037)	—	580	(7,457)	-8%

Net income (loss)	$9,875	$(2,149)	$3,894	$11,620	15%

Earnings per share - continuing operations	$0.04			$0.05

Earnings per share - net income	$0.02			$0.03

2012 Impact - Rollover

	Year Ended December 30, 2012
	As Reported	Adjustments		If Corrected	% Change
		Depreciation	Income Tax
Depreciation and amortization	$146,976	$(4,000)		$142,976	-3%
Operating profit	122,747	4,000		126,747	3%
(Loss) income from continuing operations before income taxes	(13,125)	4,000		(9,125)	-44%
Benefit from (provision for) income taxes	21,083	(1,520)	$(7,620)	11,943	-77%

Income (loss) from continuing operations	7,958	2,480	(7,620)	2,818	-182%

Discontinued operations:
Income from discontinued operations, net	1,951	—	—	1,951	0%
Loss on disposal of discontinued operations, net	(442)	—	(580)	(1,022)	57%

Net income (loss) from discontinued operations	1,509	—	(580)	929	-62%

Net income (loss)	$9,467	$2,480	$(8,200)	$3,747	-153%

Earnings per share - continuing operations	$0.02			$0.01

Earnings per share - net income	$0.02			$0.01

Note: Effect of depreciation and amortization adjustment has been adjusted for the effect of the related tax adjustment utilizing a normalized income tax rate of 38%.

We first evaluated the quantitative effect the Corrections had on our previously reported financial statements (2011 through 2009). As illustrated in the tables above, while the absolute dollar amounts of the Corrections were not material, we did note the larger percentage changes in the line items affected by the Corrections, specifically the percentage change in net income. However, the Company reported close to break-even net income from 2009 through 2011, with net income (loss) never greater than $10.0 million or 0.4% of revenues. Any adjustment to prior period results would, therefore, have the effects noted above.

As a result, the Company’s materiality assessment, which is documented below, focused heavily on the qualitative factors and the manner in which the key users of the consolidated financial statements view the financial statement items. We concluded that the Corrections, if they were recorded in the year to which they pertained, were not material (the 2009 through 2011 fiscal years). We then evaluated whether or not correcting the errors in 2012 would materially misstate 2012. The assessment was similar to the prior period evaluation, in that we noted larger percentage changes in the line items affected; however, we also noted that we were dealing with another year of close to break-even net income. The assessment is also documented below.

Qualitative Assessment

An assessment of materiality requires that the facts be viewed in the context of the surrounding circumstances. In the context of a misstatement of a financial statement item, such surrounding circumstances include not only the quantitative measurement of the misstatement, but also the factual context in which the user of the consolidated financial statements views the financial statement item. When evaluating the materiality of an omission or misstatement, one must consider whether the judgment of a reasonable person relying upon the financial statements would have been changed or influenced by the inclusion or correction of the misstatements.

The key users of our consolidated financial statements are the investment community (including shareholders and financial analysts) and our lenders. Key users of our financial statements, as is the case for most companies in the quick service restaurant sector, generally do not utilize GAAP financial measures such as revenue, operating profit or income from continuing operations in their evaluation of our results of operations. They cite our reported results utilizing GAAP measures such as net income, earnings per share and others but the commentary in their reports focuses on the results of our non–GAAP measures. In addition, for each of 2009 through 2012, there have been a number of non-operating income and expense items in TWC’s financial statements that have made net income less relevant to users of our financial statements. Key users of our consolidated financial statements utilize a number of non–GAAP financial measures in their analysis of our results of operations, as further described below.

Impact on Non-GAAP Financial Measures

The non-GAAP financial measures that users of our financial information rely on include:

•

“Same Store Sales,” which is defined, since the first quarter of 2012, as the change in sales for restaurants that have been open for at least 15 continuous months and after remodeled restaurants have been reopened for three continuous months. Prior thereto, the calculation of same-store sales commenced after a restaurant had been open for at least 15 continuous months and as of the beginning of the previous fiscal year.

•	“Restaurant Margin,” which is defined as sales from company-owned restaurants less cost of sales divided by sales from company-owned restaurants.

•

“Adjusted EBITDA,” which is defined as consolidated earnings before interest expense, income taxes, and depreciation and amortization, as adjusted for certain non–recurring and unusual financial statement items.

•

“Adjusted Earnings Per Share,” which is defined as consolidated earnings per share determined in accordance with generally accepted accounting principles as adjusted for the earnings per share effect of certain non–recurring and unusual financial statement items, net of income taxes.

The Company states, as “Key Business Measures” in Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations in its 2012 Form 10-K, that “We track our results of operations and manage our business using the following key business measures” and goes on to define Same Store Sales and Restaurant Margin as above. The Company believes that Adjusted EBITDA and Adjusted Earnings Per Share provide a meaningful perspective of the underlying operating performance of its current business. Same Store Sales, Restaurant Margin, Adjusted EBITDA and Adjusted Earnings Per Share are not recognized terms under U.S. Generally Accepted Accounting Principles (“GAAP”).

The Company also believes that investors and financial analysts value the Company’s stock based primarily on those measures. Reports issued by analysts that follow the Company routinely cite Same Store Sales, Restaurant Margin, Adjusted EBITDA and, less frequently, Adjusted Earnings Per Share, as the metrics upon which their recommendations are based. These metrics are used by them in the calculation of their short and long–term models as well.1 The Company, in its earnings press releases to and its quarterly conference calls with analysts and the investment community routinely describes and presents Adjusted EBITDA and Adjusted Earnings Per Share, with the appropriate reconciliations to the most directly comparable GAAP measure.

The calculation of Same Store Sales, Restaurant Margin and/or Adjusted EBITDA for the 2009 through 2012 fiscal years would not have been affected by the Corrections as those items are added back for the purposes of calculating EBITDA before adjustment for any non–recurring or unusual financial statement items.

The calculation of Adjusted Earnings Per Share for the 2012 fiscal year would not have been affected by the Corrections of the Prior Year Tax Matters as that item was added back for the purposes of calculating Adjusted Earnings Per Share. Adjusted Earnings Per Share for the 2010 and 2011 fiscal years, as presented in the Current Reports on Form 8-K that were furnished in connection with the release of our annual earnings for those years, would not have been affected by the Corrections to Prior Year Depreciation of Properties as the effect based on the equivalent number of shares outstanding used in the calculation was less than $ 0.01. If the Prior Year Depreciation of Properties had been reflected in the results of operations for the 2010 and 2011 fiscal years, there would have been a $ 0.01 increase in Adjusted Earnings Per Share for the 2012 fiscal year. The Company believes that this change would not have had a material effect on the view of key users of the financial statements in evaluating its performance for 2012. If the Corrections were retroactively applied to the years to which they pertain, reported earnings (loss) per share would not have changed for the 2009 and the 2010 fiscal years and would have increased by $ 0.01 and decreased by $ 0.01 for fiscal 2011 and 2012, respectively. The Company also believes that the changes in reported earnings per share would not have had a material effect on the views of key users of the financial statements in evaluating its performance for fiscal 2012 and 2011.

[1]

Examples of analyst reports including these non–GAAP measures, which the Company would be pleased to supply to the staff reviewers, are Morgan Stanley dated March 1, 2013, Goldman Sachs dated March 1, 2013, Deutsche Bank dated March 1, 2013 as well as numerous others prepared after our fiscal 2012 earnings press release and the discussion of the slides utilized in our conference call with the investment community which were included in separate Current Reports on Form 8-K dated February 28, 2013 that were furnished to the SEC.

The Company next evaluated the qualitative impact of the Corrections to our Consolidated Financial Statements for the fiscal years 2009 through 2012 including consideration of all of the qualitative factors outlined in SAB Topics 1M and 1N and their potential effect on those years were the financial statements to be corrected. The following points summarize our conclusion on each qualitative consideration:

•

the misstatements did not have a material effect on income from continuing operations and net income (loss) for 2009 through 2012 that included a number of one time income and expense items which made net income less relevant to users of our financial statements;

•	the misstatements would not have had an effect on the key non–GAAP measures used by analysts in their evaluation of the Company’s results of operations;
•	the misstatements primarily arose from items capable of precise measurement in each fiscal year;
•

the misstatements did not mask a change in earnings or other trends in any of the fiscal years as the effect of the Corrections on the Company’s income (loss) from continuing operations before income taxes and net income (loss) from 2009 through 2012 remained at near break-even levels;

•

the misstatements, if corrected as noted in the table below, would not have resulted in an unusual change in our effective tax rates as the Company had discrete items in its income tax calculation which, in addition to the level of income (loss) from continuing operations before income taxes, if corrected, would not have resulted in a “normal” effective tax rate;

•

the misstatements did not hide a failure to meet analysts’ consensus expectations in any of the fiscal years – as noted above, there would have been no effect of the Corrections on prior reported Adjusted EBITDA and the effect on prior reported Adjusted Earnings Per Share was not material;

•	the misstatements did not change a loss into income or vice versa in any of the fiscal years;
•	the misstatements related to our only reportable segment; our financial statements for the 2009 through 2010 fiscal years have been restated to reflect the sale of Arby’s in fiscal 2011;
•	the misstatements did not affect our compliance with regulatory requirements in any of the fiscal years;
•	the misstatements did not affect our compliance with loan covenants or other contractual requirements in any of the fiscal years;
•	the misstatements did not have the effect of increasing management’s compensation in any of the fiscal years;[2]
•	the misstatements did not involve concealment of an unlawful transaction in any of the fiscal years;
•

the misstatements would not have resulted in a significant positive or negative market reaction in any of the fiscal years and there was no significant positive or negative market reaction when we filed our 2012 Form 10-K; and

•	the misstatements were not intentionally made in any of the fiscal years.

[2]

As described in our definitive proxy statement on Schedule 14A filed with the SEC on April 6, 2013, the “performance goals” selected by the Performance Compensation Subcommittee of our Board of Directors for the incentive compensation portion of our fiscal 2012 executive compensation program did not include any metrics that would have been affected by the Corrections. Similarly, the “performance goals” underlying the incentive compensation portion of our executive compensation programs for the prior years to which the Corrections relate also would not have been affected by the Corrections.

Summary of effect of correction of errors on effective tax rate	As Reported	Tax Adjustments- Prior Period Corrections	As Adjusted

Rollover impacts

2009
Tax benefit	$21,640	$1,477	$23,117

Loss from continuing operations before income taxes	$(16,262)		$(16,262)

% tax benefit	-133%		-142%

2010
Tax benefit	$4,555	$932	$5,487

Income from continuing operations before income taxes	$13,556		$13,022

% tax benefit	-34%		-42%

2011
Tax (provision) benefit	$(6,528)	$4,631	$(1,897)

Income from continuing operations before income taxes	$24,440		$20,974

% tax provision	27%		9%

2012
Tax benefit (provision)	$21,083	$(9,140)	$11,943

Loss from continuing operations before income taxes	$(13,125)		$(9,125)

% tax benefit	-161%		-131%

The Company also considered whether there were any other qualitative factors that could be considered material under SAB Topics 1M and 1N, and concluded that there were none.

Conclusion

With respect to ASC 250-10-45-22, in evaluating both the qualitative and quantitative factors outlined in SAB Topics 1M and 1N in the aggregate, the Company concluded that the judgment of a reasonable person relying upon the report would not have been changed or influenced by the correction of these errors and therefore determined that the correction of the errors did not have a material impact on current or prior periods. As such, we included disclosure of the impact of the Corrections in Note 1 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2012 in order to inform our financial statement users of the impact of such Corrections as well as in Note 14 which further described the effect of the Corrections of Prior Year’s Tax Matters.

Evaluation of Internal Control over Financial Reporting

The Company also evaluated the effectiveness of its internal controls over financial reporting in connection with its evaluation of the qualitative and quantitative effects of the Corrections. In both instances, the Company determined that the processes in place that should have prevented the errors from occurring were not properly designed and/or operating effectively. In both instances, the Company concluded that there were significant deficiencies in internal control over financial reporting. These significant deficiencies were included in the year-end report to the Audit Committee of the Board of Directors. However, as reported in the TWC Form 10-K, based on the assessment of the system of internal control for the Company, management believed that as of December 30, 2012, internal control over financial reporting was effective.

Internal Control over Financial Reporting for Corrections to Prior Years’ Tax Matters

The prior year tax corrections for the State Bonus Depreciation and the 2009-2011 Canada Income Tax Provision were identified by the Dublin Tax Team as a result of the execution of documented key controls prior to the issuance of the financial statements for the fiscal year 2012. In general, controls were designed properly to detect or prevent each of these correction areas, however, in a few isolated instances, they were not properly executed in prior years. For example, the state bonus depreciation was considered by the Atlanta Tax Team during its reviews but it judgmentally assumed that the adjustment would not be material instead of following the appropriate procedure of calculating the amount to determine if it was significant enough to warrant adjustment to the financial statements.

The controls in place for the preparation of the tax provision estimates did not detect the 2011 Income Tax Provision HIRE credit omission. While the Company’s provision to return reconciliation controls ultimately detected the omission, the detection was not timely.

In connection with the transition to the Dublin Tax Team, current tax department management had modified the organization of the tax department with both the income tax return and provision functions reporting to a common lead (Vice President of Compliance and Tax Accounting). In addition, the Company’s tax department implemented the following additional control changes with regard to its processes:

•	The year-end provision review and approval process were expanded; and

•

The year-end estimate of U.S. federal tax liability was expanded to include all federal tax matters (items affecting taxable income, items affecting tax attributes and tax credits). In 2011 and prior years, the federal tax liability calculation was limited to only items affecting U.S. federal taxable income before credits.

The Company believes that the proper execution of the documented key controls in the 2012 fiscal year by the Dublin Tax Team, as well as the additional controls implemented during 2012, resulted in the detection of these issues. The Company concluded that the current control processes in place are now being properly executed to prevent corrections of these types from occurring in future periods.

Internal Control over Financial Reporting for Correction to Prior Years’ Depreciation of Properties

The controls in place for correctly depreciating assets and for correctly identifying assets for disposition were not functioning effectively in connection with the Corrections to prior years’ deprecation of properties. The analysis of our properties ledger did not enable the properties team to determine that individual assets were not being depreciated in accordance with generally accepted accounting principles. Our reliance on our regional construction associates did not provide satisfactory information which would have enabled us to identify assets that were going to be disposed of in connection with our Image Activation initiative, for which we should have provided accelerated depreciation, and our properties team did not perform additional processes in order to validate the information provided.

In response to the control deficiency for correctly depreciating assets, the properties team has established a detailed quarterly analysis of the properties ledger in order to identify individual assets for which depreciation is not being correctly provided in accordance with generally accepted accounting principles. In response to the control deficiency for correctly identifying assets for disposition, the properties team, in addition to enhancing the communication with the regional construction associates regarding assets to be disposed of in connection with Image Activation remodels, will be reviewing pre–remodel asset listings provided by TWC’s construction department. In this manner, the properties team will have the ability to validate the information provided by the regional construction associates and thereby provide for the correct amount of accelerated depreciation by a more thorough identification of the assets to be disposed in connection with the remodel.

The Company believes that the current control processes for depreciation of properties, which includes the additional controls implemented during 2012, are in place and are being properly executed to prevent corrections of these types from occurring in future periods.

In connection with our responses to your comments on the TWC 2012 10-K, (the “Filing”), the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (614) 764-6857 if you have questions regarding our responses.

Sincerely,

/s/ Steven B. Graham

Steven B. Graham
Senior Vice President and Chief Accounting Officer

cc:	Joseph Levato, Chairman, Audit Committee of the Board of Directors
Todd Penegor, Senior Vice President and Chief Financial Officer
James A. Redmond, Deloitte & Touche LLP